Exhibit 99.2

BIT ORIGIN LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2023	2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,888,009	$16,274
Cryptocurrencies	184,320	2,084,330
Other receivables	511,649	118,212
Prepayments	85,333	343,597
Security deposit	514,692	660,552
Loan receivable	950,000	—
GST tax receivable	—	349,960
Total current assets	9,134,003	3,572,925

OTHER ASSETS
Plant and equipment, net	1,941,680	7,373,205
Long-term investment	2,389,698	2,389,698
Total other assets	4,331,378	9,762,903

Total assets	$13,465,381	$13,335,828

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans from a third party	$—	$819,000
Convertible debenture, net	1,393,579	770,467
Accounts payable	—	667,912
Other payables and accrued liabilities	240,345	331,046
Total current liabilities	1,633,924	2,588,425

OTHER LIABILITIES
Convertible debenture, net	2,877,937	486,332
Total other liabilities	2,877,937	486,332

Total liabilities	4,511,861	3,074,757

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.3 par value, 10,000,000 shares authorized, 5,587,864 and 3,381,092 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively*	1,676,359	1,014,328
Additional paid-in capital	78,535,095	73,446,519
Accumulated deficit	(71,257,934)	(64,199,776)
Total Bit Origin Limited shareholders' equity	8,953,520	10,261,071

Total equity	8,953,520	10,261,071

Total liabilities and shareholders’ equity	$13,465,381	$13,335,828

*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended December 31,
	2023	2022
REVENUES
Cryptocurrencies mining revenue	$2,888,482	$2,060,810
Total revenues	2,888,482	2,060,810

COST OF REVENUES
Cost of cryptocurrencies mining revenue	3,833,684	4,237,058
Total cost of revenues	3,833,684	4,237,058

GROSS LOSS	(945,202)	(2,176,248)

OPERATING EXPENSES:
General and administrative	884,121	1,680,559
Provision for expected credit losses	349,960	—
Impairment loss of cryptocurrency mining equipment	4,530,587	—
Stock compensation expense	42,009	—
Total operating expenses	5,806,677	1,680,559

LOSS FROM OPERATIONS	(6,751,879)	(3,856,807)

OTHER INCOME (EXPENSE)
Realized gain (loss) on sale/exchange of cryptocurrencies	92,680	(20,395)
Interest expense	(138,725)	(125,187)
Other finance expenses	(260,234)	(2,416)
Other expenses, net	—	—
Total other expenses, net	(306,279)	(147,998)

LOSS BEFORE INCOME TAXES	(7,058,158)	(4,004,805)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	(7,058,158)	(4,004,805)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	—	—

TOTAL COMPREHENSIVE LOSS	$(7,058,158)	$(4,004,805)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	3,549,353	3,279,049

LOSS PER SHARE - BASIC AND DILUTED*	$(1.99)	$(1.22)
*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional
	Ordinary shares		paid-in	Accumulated
	Shares*	Par value	capital	deficit	Total
BALANCE, June 30, 2022	3,061,910	$918,573	$69,719,807	$(35,983,424)	34,654,956
Issuance of ordinary shares for equipment purchase	289,520	86,856	3,023,144	—	3,110,000
Net loss	—	—	—	(4,004,805)	(4,004,805)
BALANCE, December 31, 2022 (Unaudited)	3,351,430	$1,005,429	$72,742,951	$(39,988,229)	$33,760,151

BALANCE, June 30, 2023	3,381,092	$1,014,328	$73,446,519	$(64,199,776)	10,261,071
Sales of ordinary shares	2,044,833	613,450	2,290,212	—	2,903,662
Issuance of ordinary shares for compensation	26,338	7,901	34,108	—	42,009
Conversion of convertible debenture into ordinary shares	135,601	40,680	203,398	—	244,078
Warrants issued with convertible debenture	—	—	2,560,858	—	2,560,858
Net loss	—	—	—	(7,058,158)	(7,058,158)
BALANCE, December 31, 2023 (Unaudited)	5,587,864	$1,676,359	$78,535,095	$(71,257,934)	$8,953,520
*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,058,158)	$(4,004,805)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	900,938	2,391,582
Provision for expected credit losses	349,960	—
Realized (gain) loss on sale/exchange of cryptocurrencies	(92,680)	20,395
Impairment loss of cryptocurrency mining equipment	4,530,587	—
Stock compensation expense	42,009	—
Amortization of convertible debenture issuance cost and discount	283,235	58,046
Interest expense of convertible debenture	130,210	111,144
Interest expense of third party loans	8,515	14,043
Changes in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	(2,967,053)	(1,963,550)
Other receivables	(956,456)	1,133,201
Prepayments	258,264	(502,008)
Security deposits	145,860	(199,800)
Accounts payable	(667,912)	75,836
Other payables and accrued liabilities	472,317	(299,968)
Net cash used in operating activities	(4,620,364)	(3,165,884)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	4,668,828	288,250
Loan to a third party	(950,000)	—
Net cash provided by investing activities	3,718,828	288,250

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	—	354,903
Proceeds from issuance of ordinary shares through private offerings	2,903,662	—
Proceeds from third party loans	—	819,000
Repayments to third party loans	(819,000)	—
Payments of convertible debenture interest expense	(130,210)	(111,144)
Payments of third party loans interest expense	(8,515)	(14,043)
Proceeds from convertible debentures, net of issuance costs	6,127,334	1,844,000
Repayments of convertible debenture	(300,000)	—
Net cash provided by financing activities	7,773,271	2,892,716

EFFECT OF EXCHANGE RATE ON CASH	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	6,871,735	15,082

CASH AND CASH EQUIVALENTS, beginning of period	16,274	17,805

CASH AND CASH EQUIVALENTS, end of period	$6,888,009	$32,887

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—
Cash paid for interest	$138,725	$125,187

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Conversion of convertible debenture into ordinary shares	$244,078	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”) is a holding company incorporated on January 23, 2018 under the laws of the Cayman Islands. Bit Origin has no substantive operations other than holding all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (“SonicHash US”), and holding 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

Business Overview

The Company has been focusing on its cryptocurrency mining operations through its newly incorporated subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management.

Sonic Auspice DC LLC was formed by a third party under the laws of the State of Delaware on November 30, 2023. It was formed to engage in building cryptocurrency mining facilities in the United States, including a brand-new 25MW cryptocurrency mining data center, in Cheyenne, Wyoming. The Company purchased 55% of total interests from the third party at a purchase price of $750 on December 7, 2023. As the date of this report, Sonic Auspice has no operating activities.

Consolidation Scope

The accompanying unaudited condensed consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore	· A Singapore company	100% owned by Bit Origin
SonicHash US	· A US company	100% owned by Bit Origin
Sonic Auspice DC LLC	· A US company	55% owned by Bit Origin

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes the cash on-hand and its operating expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, the Company has financed its operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2023, the Company had working capital of approximately $7.5 million. The Company has utilized equity financing to finance the Company’s working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements for the next twelve months from the date of this report.

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended June 30, 2023 and 2022.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

The Company accounts for its noncontrolling interests in joint ventures or partnerships where the Company has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the original investments are recorded at cost and adjusted for our share of earnings, losses, and distributions. Distributions received from equity method investees are accounted for under the cumulative earnings approach on the Company’s consolidated statements of cash flows.

Use of estimates and assumptions

In presenting the unaudited condensed consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Significant estimates are used when accounting for items and matters including standalone selling price of each distinct performance obligation in revenue recognition, determinations of the useful lives and impairment of long-lived assets, allowance for expected credit losses, realization of deferred tax assets and uncertain tax position, fair value of the Company’s share price to determine the beneficial conversion feature (“BCF”) within the convertible debentures, fair value of the share-based compensation, and fair value of the warrants issued.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Cryptocurrencies

Cryptocurrencies (Bitcoins) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the six months ended December 31, 2023 and 2022, no impairment loss was recognized.

Purchases of cryptocurrencies by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Other receivables

Other receivables include advances to a third party and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2023 and June 30, 2023, $2,582,761 and $2,582,761 allowance for expected credit losses was recognized, respectively.

Prepayments

Prepayments are cash advanced to service providers for future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to mining services providers with a term of one year. This amount is refundable and bears no interest. Management regularly reviews the deposit accounts and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2023 and June 30, 2022, nil and $691,099 allowance for expected credit losses was recognized, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Cryptocurrency mining equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances revise estimates of useful lives.

Long-term investment

The Company’s long-term investment consists of an equity investment without readily determinable fair value. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. During the six months ended December 31, 2023 and 2022, the Company recorded nil impairment loss for this long-term investment.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended December 31, 2023 and 2022, $4,530,587 and nil impairment of long-lived assets was recognized, respectively.

Accounts payable

Accounts payable are unpaid hosting fees. This amount is generally due within 30 days.

Financial instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”.  The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a BCF required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term convertible debenture on the balance sheets is at carrying value, which approximates fair value as the third party was lending the money to us at the market rate.

Convertible debentures

The Company evaluates its convertible debentures to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a BCF. A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Upon conversion, the carrying amount of the convertible debentures, net of the unamortized discount shall be reduced by, if any, the cash (or other assets) transferred and then shall be recognized in the capital accounts to reflect the shares issued and no gain or loss is recognized pursuant to ASC Topic 470-20-40-4.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, so the Company classified each warrant as its own equity.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract

●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Cryptocurrency mining:

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

Share-based compensation

The Company records share compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s shares. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(Loss) earnings per share (“EPS”)

Basic (loss) earnings per share are computed by dividing (loss) income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted (loss) earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted (loss) earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

A total of warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 858,770 (28,626 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share, a total of warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 906,220 (30,207 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share, a total of warrants to purchase up to 563,726 (18,791 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.51 (US$15.30 after Reverse Share Split) per share, a total of warrants to purchase up to 5,925,599 (4,523,333 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.2 (US$1.3552 after Reverse Share Split) per share, and a total of warrants to purchase up to 1,070,719 ordinary shares in a concurrent private placement with an exercise price of US$5.44 per share are excluded in the diluted EPS calculation for the six months ended December 31, 2023 due to their anti-diluted effect.

A total of 4,667 (156 after Reverse Share Split) warrants with weighted average effect of 1,867 (62 after Reverse Share Split) ordinary shares using treasury share method, a total of 95,000 (3,167 after Reverse Share Split) vested stock options issued on August 1, 2019 with conversion effect of 71,250 (2,375 after Reverse Share Split) ordinary shares, a total of warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 858,770 (28,626 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share, a total of warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 906,220 (30,207 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share, a total of warrants to purchase up to 563,726 (18,791 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.51 (US$15.30 after Reverse Share Split) per share, and a total of warrants to purchase up to 5,925,599 (4,523,333 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.2 (US$1.3552 after Reverse Share Split) per share are excluded in the diluted EPS calculation for the six months ended December 31, 2022 due to their anti-diluted effect.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily generates cryptocurrency mining revenue through mining pool operators, no geographical segments are presented.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has adopted this update on July 1, 2023, and the adoption did not have any material impact on its unaudited condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting.

The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If amendments are adopted in an interim period, they must be adopted as of the beginning of the fiscal year that includes that interim period.

The amendments in this ASU require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is currently assessing the potential impact of this standard on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2023:

	Quantities (in coins)		Cryptocurrencies
	BTC		Amounts
Balance on July 1, 2022	7.17		$141,888
Revenue recognized from cryptocurrencies mined	272.38		6,261,091
Hosting fees settled in cryptocurrencies	(22.14)		(428,839)
Proceeds from sale of cryptocurrencies	(175.09)		(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—		676,015
Impairment loss of cryptocurrencies	—		(181,263)
Balance on June 30, 2023	82.32	*	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62		2,888,482
Hosting fees settled in cryptocurrencies	(7.60)		(212,344)
Proceeds from sale of cryptocurrencies	(165.87)		(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—		92,680
Impairment loss of cryptocurrencies	—		—
Balance on December 31, 2023 (unaudited)	4.47		$184,320
*	A total of 55 BTCs out of the 82.32 BTCs on June 30, 2023 was pledged in and held by a third party’s wallet for the Company’s third-party loans (see Note 8 for details).

Note 4 – Other receivables, net

Other receivables, net consist of the following:

	December 31,	June 30,
	2023	2023
	(Unaudited)
Advances to a third party	511,649	118,212
Receivable due from buyer of disposed entities	2,582,761	2,582,761
Total other receivables	3,094,410	2,700,973
Less: allowance for expected credit losses	(2,582,761)	(2,582,761)
Total other receivables, net	$511,649	$118,212

Note 5 – Loan receivable

The Company signed a loan agreement of $950,000 with a third party for a year on December 15, 2023. The loan interest is at a rate of 15% per annum. The loan principal and the total interest of $142,500 to be paid by the Borrower after 365 calendar days the loan principal is transferred. The Company transferred the full loan principal to the Borrower on December 31, 2023.

Note 6 – Plant and equipment, net

Plant and equipment, net consist of the following:

	December 31,	June 30,
	2023	2023
	(Unaudited)
Cryptocurrency mining equipment	$29,703,726	$29,703,726
Less: accumulated depreciation	(6,539,656)	(5,638,718)
Total plant and equipment, net	23,164,070	24,065,008
Less: impairment loss	(21,222,390)	(16,691,803)
Plant and equipment, net	$1,941,680	$7,373,205

Depreciation expense for those mining equipment amounted to $900,938 and $2,391,582 during the six months ended December 31, 2023 and 2022, respectively, and the depreciation expense was included in the cost of revenues.

The Company has fully stopped the Bitcoin mining operations since December 2023, and the 4,250 units of cryptocurrency mining equipment are stored at the mining facility in Wyoming. Furthermore, both primary and secondary market prices for cryptocurrency mining equipment used by the Company in its business operations experienced significant declines from previous levels. Based on management’s impairment assessment, there is indication that the estimated fair value less costs to sell of the mining equipment was less than their net carrying value as of December 31, 2023 and an impairment charge of $4,530,587 was recognized during the six months ended December 31, 2023, decreasing the net carrying value of the Company’s cryptocurrency mining equipment to their estimated fair value.

The estimates used are considered observable Level 2 inputs, which are used to measure fair value at the quoted prices for similar assets or liabilities. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s cryptocurrency mining equipment.

Note 7 – Long-term investment

	December 31,	June 30,
	2023	2023
	(Unaudited)
Cost of long-term investment	3,000,000	3,000,000
Less: impairment loss	(610,302)	(610,302)
Long-term investment, net	$2,389,698	$2,389,698

The Company entered into a subscription agreement with MineOne Cloud Computing Investment I L.P. (the “Partnership”) on June 10, 2022, pursuant to which the Company made $3 million investment (the “Investment”) in the Partnership for a sharing percentage of 8.8235%. The Partnership is engaged in building and operating a mining facility in Wyoming. The construction was completed, and the mining facility has started to operate since October 2023.

Similar to Note 6, the Investment’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of mining facility.

The Company has utilized the market comparison approach to estimate the fair value of its Investment and cross-checked by direct comparisons with transactions of comparable mining facility within the vicinity and elsewhere, based on various estimates developed by management. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s Investment.

Based on management’s impairment assessment, there is indication that the estimated fair value of the mining facility was less than their net carrying value. As of December 31, 2023, a total impairment charge of $610,302 has been recognized, decreasing the net carrying value of the Investment’s mining facility to their estimated fair value. During the six months ended December 31, 2023 and 2022, the Company recorded nil impairment loss for long-term investment.

Note 8 – Credit facilities

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

			Collateral/	December 31,	June 30,
Name of lender	Maturities	Weighted average interest rate	Guarantee	2023	2023

				(Unaudited)
Pony Partners Ltd	August 30, 2023 (Fully repaid in September 2023)	5.5%	20 BTC	$—	$280,000

Pony Partners Ltd	September 12, 2023 (Fully repaid in September 2023)	5.5%	35 BTC	—	539,000
				$—	$819,000

Interest expense pertaining to the above loans amounted to $8,515 and $14,043 was recorded for the six months ended December 31, 2023 and 2022, respectively.

The above loans were fully repaid by the Company in September 2023 by selling the 55 collateralized BTCs.

Note 9 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of December 31, 2023.

United States of America ("U.S.")

SonicHash US and Sonic Auspice are incorporated in the U.S. and subject to both federal and state income taxes for their business operation in the U.S. The applicable tax rate is 21% for federal, 8.7% for Delaware, 5.75% for Georgia and 5.25% for Indiana. SonicHash US and Sonic Auspice had no taxable income as of December 31, 2023.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of December 31, 2023. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the six months	For the six months
	ended	ended
	December 31,2023	December 31,2022
	(Unaudited)	(Unaudited)
Cayman Islands	$(1,267,416)	$(1,316,067)
United States of America	(5,391,624)	(2,571,911)
Canada	(349,960)	(1,999)
Singapore	(49,158)	(114,828)
	$(7,058,158)	$(4,004,805)

Significant components of deferred tax assets were as follows:

	December 31,	June 30,
	2023	2023
	(Unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	5,837,074	4,704,833
Net operating loss carryforward in Canada	53,134	640
Net operating loss carryforward in Singapore	38,996	30,639
Valuation allowance	(5,929,204)	(4,736,112)
Total net deferred tax assets	$—	$—

As of December 31, 2023 and June 30, 2023, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $28.0 million and $22.0 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $5.9 million and $4.7 million related to its operations as of December 31, 2023 and June 30, 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

Goods and services tax (”GST”) receivable

SonicHash Canada exported 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200 to SonicHash US ex-tax, 5% GST applied. These equipment were delivered to a mining facility in Georgia, U.S. in April 2022. The export transaction is eligible for GST rebate according to Canadian tax policy. The GST receivable is evaluated to be uncollectible, and the Company made a full allowance of the balance as of December 31, 2023.

Note 10 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of December 31, 2023 and June 30, 2023, cash balance of $563 and nil, respectively, were deposited with financial institutions located in US, and of which none were subject to credit risk. Singapore dollar deposits of non-bank depositors are insured by the Singapore Deposit Insurance Corporation, for up to $75,000 in aggregate per depositor per Scheme member by law. Foreign currency deposits, dual currency investments, structured deposits and other investment products are not insured. As of December 31, 2023 and June 30, 2023, cash balance of $6,887,446 and $16,274, respectively, were deposited with financial institutions located in Singapore and were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company used to trade BTCs on KuCoin and switched to f2pool, which is also a global crypto exchange, in October 2022. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on f2pool are not insured. At the end of every day, f2pool automatically transferred the Company’s BTCs from f2pool to the Company’s own cold storage wallet to avoid the risks of exchange platform. As of December 31, 2023, the Company had 4.47 BTCs stored in the Company’s cold storage wallet. Those digital assets stored in cold storage wallets are kept in unique and segregated blockchain addresses accessible by the Company or the lender only. The digital assets stored in the lender’s wallet are insured by the party.

The Company is also exposed to risk from its security deposits and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 11 – Convertible Debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $2,100,000 and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. The Company incurred issuance cost of $256,000 in connection with the issuance of the Debenture. The warrants had a fair value of $1,007,799, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $1,872,536. The Company allocated $1,198,804 and $645,196 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $0.33 per ordinary share (the “Conversion Price”), which is 115% of the Volume Weighted Average Price (“VWAP”) of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the Debenture has the right to convert all or a portion of the Note at any time after the six months anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

Convertible Debenture issued on December 29, 2023

On December 29, 2023, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $6,740,000 and the Warrants to purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334. The Company incurred issuance cost of $612,666 in connection with the issuance of the Debenture. The warrants had a fair value of $4,399,645, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$4.15
Exercise price	$15.00
Expected terms (in years)	10
Expected volatility	175%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.72%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $6,127,334. The Company allocated $3,566,476 and $2,560,858 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $15.00 per ordinary share (the “Conversion Price”), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.95 per ordinary shares, which is 20% of the lower of the (i) the closing price of the ordinary shares immediately preceding the signing of the binding agreement; or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement. The Holder of the Note will have the right to convert all or a portion of the Note at any time after the date of issuance and prior to the maturity date, which is the thirty-six month anniversary from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) thirteen and a half percent (13.5% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) five (5%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) sixteen percent (16% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) seven and a half (7.5%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The summary of all the Convertible Debentures activity is as follow:

	December 31,	June 30,
	2023	2023
	(Unaudited)
Principal balance	$8,840,000	$2,100,000
Less: repayments	(600,000)	(300,000)
Remaining balance	8,240,000	1,800,000
Less: Debentures discount and debts insurance cost	(3,968,484)	(543,201)
Total	$4,271,516	$1,256,799
Less: non-current	(2,877,937)	(486,332)
Total current	$1,393,579	$770,467

During the six months ended December 31, 2023 and 2022, the Company made $300,000 and nil repayments to the Convertible Debentures. The issuance costs and Debenture discounts of the above Debentures are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method. For the six months ended December 31, 2023 and 2022, amortization of the issuance cost and Debentures discount amounted to $283,235 and $58,046 was recorded, respectively.

Note 12 – Equity

Change of authorized shares

The Company increased of the share capital of the Company from $1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share on April 27, 2022.

On May 23, 2023, the Board of Directors of the Company approved a reverse share split of the Company’s outstanding ordinary shares at a ratio of one-for-thirty (1-for-30) (the “Reverse Share Split”). The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares.

Direct offerings and Private placements

November 2021 Registered Direct Offering Warrants

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately US$16.5 million. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 858,770 (28,626 after Reverse Share Split) ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

January 2022 Registered Direct Offering Warrants

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 (US$30.24 after Reverse Share Split) per share. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 906,220 (30,207 after Reverse Share Split) ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on January 31, 2022.

June 2022 Underwriting Offering

The Company entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of approximately $5 million (the “Offering”). The purchase price for each Share is US$0.51. The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million. Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 (18,791 after Reverse Share Split) ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 (US$15.30 after Reverse Share Split) per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments. On June 29, 2022, the Underwriter exercised the 45-day option to purchase an additional 1,470,588 ordinary shares for net proceeds of $686,750, which was received by the Company in July 2022 and the amount is recorded in other receivables as of June 30, 2022.

August 2022 Issuance of Shares for Equipment

On August 15, 2022, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with certain non-affiliated seller (the “Seller”), pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the Seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 (289,520 after Reverse Share Split) ordinary shares of the Company, valued at $0.36 ($107.42 after Reverse Share Split) per share. The Seller delivered the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the Purchase Agreement. The offering was closed on August 22, 2022.

October 2022 Sale of Convertible Debenture

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture in the original principal amount of $2,100,000 (see Note 10 for details) and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. On the same day, the Company completed its sale to the Selling Shareholder of the Convertible Debenture and the Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Convertible Debenture and the Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

Pursuant to October 2022 Investors Warrants, if at any time and from time to time on or after the issuance date there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving the ordinary shares (“Share Combination Event”) and the Event Market Price (which is defined as with respect to any Share Combination Event date, the quotient determined by dividing (x) the sum of the VWAP of the ordinary shares for each of the five (5) lowest trading days during the twenty (20) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after such Share Combination Event date, divided by (y) five (5)) is less than the original exercise price of $1.20 then in effect, then on the sixteenth (16th) trading day immediately following such Share Combination Event, the exercise price then in effect on such sixteenth (16th) trading day shall be reduced (but in no event increased) to the event market price. As the 1-for-30 Reverse Share Split on the Company’s ordinary shares became effective on May 23, 2023, the exercise price of the October 2022 Investors Warrants was adjusted to $1.3552, and the total number of shares of the October 2022 Investors Warrants was adjusted to 4,523,333.

November 2023 Sale of Ordinary Shares

On November 7, 2023 and November 9, 2023, the Company entered into securities purchase agreements with investors for the sale of 2,812,833 ordinary shares for gross proceeds of $3,994,222 at a price of $1.42 per share, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. As of December 31, 2023, the Company had completed the sale of 2,044,833 ordinary shares for gross proceeds of $2,903,662, and the Company plans to use the process for working capital and general corporate purposes.

December 2023 Sale of Convertible Debenture

On December 7, 2023, the Company, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of a senior secured convertible note (the “Note”) in the principal amount of $6,740,000 and warrants to purchase ordinary shares of the Company (the “Warrants” and such ordinary shares underlying the Warrants, the “Warrant Shares”), at a purchase price of $6,127,334. Pursuant to the Securities Purchase Agreement, the Buyer may elect to purchase additional senior secured convertible note in the same form of the Note in an aggregate principal amount shall not exceed $18,000,000 in such additional closings. The Securities Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. The initial closing of the Note in the principal amount of $6,740,000 and the Warrants will occur on the date the closing conditions have been satisfied by the Company and the Buyer (the “Closing”). The number of Warrant Shares shall equal to 60% of the quotient of (x) the original principal amount of the Note, divided by (y) the lower of (a) the average volume-weighted average price (“VWAP”) VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Closing or (b) the average VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Securities Purchase Agreement.

Share options

In August 2019, the Company issued a total of 95,000 (3,167 after Reverse Share Split) options to two directors of the Company and vested in four equal installments on a quarterly basis with an exercise price of $5.00 ($150.00 after Reverse Share Split) for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee share options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the six months ended December 31, 2022 was nil. As of June 30, 2023, all the options have expired.

The summary of share option activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2020	3,167	2,375	$150.00	2.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	3,167	2,375	$150.00	1.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2022	3,167	2,375	$150.00	0.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	(3,167)	(2,375)	$150.00	—	—
Exercised	—	—	$—	—	—
June 30, 2023	—	—	$—	—	—

Restricted Shares Issued for Compensation

The Company entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,896,066 (63,202 after Reverse Share Split) ordinary shares, with 632,022 (21,068 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 5,267 shares valued at $1.7 per share using the closing price on September 27, 2023 and the 5,267 shares valued at $1.49 per share using the closing price on December 13, 2023 with total consideration of $16,801 was recognized in the six months ended December 31, 2023.

The Company entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 3,951 shares valued at $1.7 per share using the closing price on April 27, 2023 and the 3,951 shares valued at $1.49 per share using the closing price on December 13, 2023 with total consideration of $12,604 recognized in the six months ended December 31, 2023.

The Company entered into an employment agreement with Jingjing Han for the position of Head of Human Resources and Investors Relationship. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 3,951 shares valued at $1.7 per share using the closing price on April 27, 2023 and the 3,951 shares valued at $1.49 per share using the closing price on December 13, 2023 with total consideration of $12,604 recognized in the six months ended December 31, 2023.

The summary of restricted share grants is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

		Weighted
		Average
		Grant Date	Aggregate
		Fair Value	Intrinsic
	Shares	Per Share	Value
Unvested as of June 30, 2021	—	$—	$—
Granted	52,670	$25.65	$—
Forfeited	—	$—	$—
Vested	(52,670)	$25.65	$—
Unvested as of June 30, 2022	—	$—	$—
Granted	13,169	$5.11	$—
Forfeited	—	$—	$—
Vested	(13,169)	$5.11	$—
Unvested as of June 30, 2023	—	$—	$—
Granted	26,338	$1.59	$—
Forfeited	—	$—	$—
Vested	(26,338)	$1.59	$—
Unvested as of December 31, 2023 (unaudited)	—	$—	$—

Warrants

The summary of warrant activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2021	1,254,285	1,254,285	$29.90	5.00
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2022	1,254,441	1,254,441	$29.91	4.76
Granted/Acquired	4,523,333	4,523,333	$1.3552	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2023	5,777,774	5,777,774	$7.55	3.89
Granted/Acquired	1,070,719	1,070,719	$5.44	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
December 31, 2023 (unaudited)	6,848,493	6,848,493	$7.22	4.07

Note 13 – Commitments and contingencies

Lease commitments

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company entered in one operating lease agreement in Beijing which expired in June 2024. As of the date of annual report, the Company’s principal executive offices are located at 27F, Samsung Hub, 3 Church Street Singapore 049483. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease had an initial term of 12 months or less.

Operating lease expenses was recorded under general and administrative expenses for the six months ended December 31, 2023 and 2022 amounted to $9,269 and $348,281, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

In March 2023, Bit Origin and SonicHash US, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and SonicHash US, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both Bit Origin and SonicHash US were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. Bit Origin and SonicHash US were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them. In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving Bit Origin and Sonichash US as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and estimates that the likelihood of having to make any payment is remote. Therefore, the Company did not accrue any contingent liability as of December 31, 2023.

Note 14 – Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through April 26, 2024, except for the following events, the Company did not identify any other subsequent events occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

As disclosed in Note 12, On November 7, 2023 and November 9, 2023, the Company entered into securities purchase agreements with investors for the sale of 2,812,833 ordinary shares for gross proceeds of $3,994,222 at a price of $1.42 per share, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. On February 9, 2024, the Company completed the third and final closing and issued a total of 768,000 ordinary shares to several investors for gross proceeds of $1,090,560. The Company plans to use the process for working capital and general corporate purposes. The transaction was not registered under the Securities Act of 1933, as amended in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

On February 6, 2024, the Company was approved to increase the authorized ordinary shares from 10,000,000 shares to 500,000,000 shares with the par value remain same at the special shareholders meeting.

On April 18, 2024, the members of the Board of Directors of the Company was approved via a special meeting to wind down one of the subsidiaries namely Sonichash Pte. Ltd. which the said subsidiary does not own any assets or employees and does not have any business operation.